(717) 291-2473

July 26, 2010

Mr. Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fulton Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 000-10587

Dear Mr. Clampitt:

Fulton Financial Corporation (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 28, 2010 relating to the above-referenced filings. In this letter, we have recited the comments from the staff in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note D - Loans and Allowance for Credit Losses, page 67

1.	We note your disclosures on pages 38 and 56 describing your methodology for measuring loans for impairment and your disclosure on page 68 that you had approximately $474.3 million of impaired loans with a specific valuation allowance of $127.0 million and $295.6 million in impaired loans without specific valuation allowances at December 31, 2009. Please provide us with the following information and revise your future filings accordingly:

a)	The amount and /or percentage of loans that were considered collateral dependent;

Response – More than 99 percent of the $769.9 million of impaired loans at December 31, 2009 were considered to be collateral dependent. Collateral could be in the form of real property in the case of residential mortgages, commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. In many cases, commercial and industrial loans may also be secured by real property.

b)	The amount of loans measured using each of the methodologies described on pages 38 and 56 (i.e., present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or at the fair value of the collateral if the loan is collateral dependent);

Response – Substantially all of the $769.9 million of impaired loans at December 31, 2009 were measured based on the estimated fair value of the collateral.

c)	As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, explain the procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

Response – Valuation methodologies are based upon account-specific information for all impaired loans. We do not use automated or portfolio-aggregate methods for any of our impaired loans.

For loans secured by real estate, estimated fair value is determined primarily through certified third-party appraisals. A current certified appraisal is required in the normal course of business when any significant change in the terms of the loan occurs, such as an extension, renewal, or change to underlying repayment terms. Updated appraisals may also be obtained for nonperforming loans after consideration of various factors, including: the age of the most recent appraisal; the condition of the property; our experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

Collateral values based on certified appraisals are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

Where updated certified appraisals are not obtained for nonperforming loans secured by real estate, fair values are estimated based on one or more of the following:

•

Original appraisal – if the original appraisal indicated a significant loan to value position and, in the opinion of our internal loan evaluation staff, there has not been a significant deterioration in the collateral value, the original appraisal may be used to support the value of the collateral. Appropriate discounts are applied to the appraised value to adjust for market changes since the date the appraisal was completed, to arrive at estimated selling price for the collateral. Original appraisals are typically used only when the estimated collateral value, as adjusted, results in a current loan to value ratio that is lower than the Company’s policy for new loans, generally 80%.

•

Broker price opinions – in lieu of obtaining an updated certified appraisal, a less formal indication of value, such as a broker price opinion, may be obtained. These opinions are generally used to validate internal estimates of collateral value and are not solely relied upon.

•

Discounted cash flows – while substantially all of our impaired loans are measured based on the estimated fair value of collateral, discounted cash flows analyses may be used to validate estimates of collateral value derived from other approaches.

For loans secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable listings or agings, or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

d)	The approximate amount or percentage of impaired loans for which the company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Response – Approximately 40% of impaired loans secured by real estate were measured using certified third party appraisals that had been updated within 12 months prior to December 31, 2009. Estimated fair values for the remaining 60% of impaired loans were determined through the methods documented in response to comment 1.c.

e)	The typical timing surrounding the recognition of a collateral dependent loan as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

Response – In general, a collateral dependent loan is placed on nonaccrual status once it becomes 90 days delinquent as to principal or interest. In certain cases where a loan is not yet 90 days delinquent, but there is an indication that the borrower is having difficulty making payments, a loan may also be placed on nonaccrual status.

If the source of repayment for a nonperforming collateral dependent loan is determined to be the collateral itself, a decision is made regarding whether an updated certified appraisal of the collateral is necessary. For loans secured by real property, this decision is based on various considerations, including: the age of the most recent appraisal; the condition of the property; our experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

If an updated appraisal is considered to be necessary, no charge-off is recorded until such appraisal has been completed and reviewed. In the interim, a specific valuation allowance will be allocated to the loan, if necessary, based on the best information currently available for estimating the fair value of the collateral.

Upon review of the updated appraisal, the specific valuation allowance is revised, if necessary, and a determination is made about whether a loss situation exists, which would warrant a charge-off of a portion or all of the loan balance.

Once a loan is placed on nonperforming status, the decision to obtain an updated appraisal is generally made in less than a month. The updated appraisal may take up to two months to complete and the final conclusion regarding estimated fair value and whether a charge-off is necessary will be made less than a month after receiving the updated appraisal. In general, the total elapsed time is less than three months and there were no significant time lapses in this process during 2009.

f)	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

Response – Loans, including impaired loans, are monitored through various procedures, including the following:

•

Monthly loan review meetings to review and manage actions surrounding any account that exhibited potential signs of stress, which is generally indicated by delinquency, a change in risk rating (see below) or other characteristics. The agendas for these meetings include updates on the status of these accounts, review of activities since the most recent meeting and development of action plans for remediation of the accounts. These meetings are attended by lending staff, lending management, loan review management and corporate senior management.

•	Monthly meetings with lenders to ensure proactive management of any stressed account, including dedication of additional personnel to managing the loan, if necessary.

•	Involvement either through consultation or direct management of loan workout personnel in stressed accounts to lead or assist in the negotiation, remediation and/or exit of the account.

•	Ongoing involvement of loan review staff in examining stressed portfolios and specific accounts to ensure that the above processes are effective in identification and management of portfolios.

The Company uses a risk rating system, which assigns a rating to each loan on a scale of 1-9, with 1 representing an “excellent” credit, for borrowers of unquestionable financial strength, and 9 for credits where a “loss” is expected. The criteria for each risk rating category are specified in the Company’s Risk Rating policy and include defined financial and business risks.

Risk ratings are initially assigned to loans by the loan officers and are reviewed on a regular basis by loan review staff in the normal course of their loan review procedures. Ratings can change as a result of the monitoring procedures documented above or as a result of specific loan review activities. Risk rating allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

g)	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

Response – The amount charged-off is generally higher than the amount calculated using the fair value of the collateral as presented in the appraisal. The fair value of the collateral as presented in the appraisal will be the starting point for determining the amount, however, the appraised value will be discounted to arrive at the estimated selling price of the collateral and to consider selling costs.

h)	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain in a non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Response – Updated certified appraisals prepared by independent third parties are reviewed to ensure that the indicated fair value has been properly determined and is reasonable. If the estimated fair value based on the updated appraisal is lower than the estimated fair value used to determine the original charge-off amount, an additional charge-off will be recorded.

If the estimated fair value based on the updated appraisal is higher, no adjustment to the amount charged-off is made. Recoveries of amounts previously charged-off are not recognized until realized.

A partially charged-off loan is generally not returned to performing status based on an improvement in collateral value. In rare circumstances where a partial charge-off is recorded and the remaining loan balance is part of a restructuring, the restructured loan may be returned to performing status if the principal and interest payments, under the modified terms, are current for six consecutive months after modification.

i)	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

Response – As noted in the response to comment 1.b. above, substantially all impaired loans were measured based on the estimated fair value of the collateral as of December 31, 2009. All loans secured by real estate have a certified appraisal that was completed in connection with the original underwriting.

For those loans where an updated appraisal has not been obtained, the estimated fair value of the collateral may be determined through one or more of the methods documented in the response to comment 1.c.

j)	For those loans where you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response – We consider all loans rated “substandard” or worse under the Company’s Risk Rating policy to be impaired, based on the guidance provided in FASB ASC Section 310-10-35. Loans rated “substandard,” exhibit one or more of the following characteristics:

•	inadequately protected by current net worth and paying capacity of the borrower.

•	well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

•	collection of principal may be collateral-intensive.

•	a high probability of payment default.

•	current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated as substandard may have sufficient collateral value and, therefore, may not have a specific valuation allowance.

Approximately 40% of impaired loans with no specific valuation allowance at December 31, 2009 had certified third-party appraisals of the underlying collateral that were completed within the previous 12 months. The estimated fair values of the collateral for these loans, as indicated by the appraisals as discounted to arrive at estimated selling prices, exceeded the carrying amount of the loans and, accordingly, no specific valuation allowance was considered to be necessary.

The remaining 60% of these loans had no specific valuation allowance due to one or more of the following factors:

•	Strong loan to value ratios based on original appraisal: See discussion of the use of original appraisals in the response to comment 1.c.

•	Broker price opinions indicated an estimated fair value of the collateral in excess of the loan amount: See discussion of the use of broker price opinions in the response to comment 1.c.

•

Existence of a strong guarantor: While substantially all of our impaired loans are measured based on the estimated fair value of collateral, the existence of a strong guarantor is also considered when determining allocations. A strong guarantee is one that is enforceable and is from a creditworthy corporation or individual.

k)	In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Response – Our policies do not vary significantly by loan type, so such disaggregated disclosures are not considered to be necessary at this time. We will consider providing disaggregated disclosures should our policies change in the future.

2.	As a related matter, we were unable to locate disclosure in your March 31, 2010 Form 10-Q quantifying the amount of specific reserve associated with your impaired loans. Please tell us the amount of the specific reserve at March 31, 2010 and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Response – Impaired loans totaled $798 million as of March 31, 2010. Impaired loans totaling $486 million had an allowance for credit losses of $129 million and impaired loans totaling $312 million had no associated allowance for credit losses.

Note I - Short-term borrowings and long-term debt, page 72

3.	Please tell us, and revise future filings to disclose, whether you account for your repurchase agreements as collateralized financing transactions or sales. If you have any repurchase agreements accounted for as sales, please quantify the amount sold for each period presented and the accounting guidance on which you relied for this treatment.

Response – Repurchase agreements have been accounted for as collateralized financing transactions. There have been no repurchase agreements accounted for as sales.

Exhibits and Financial Statement Schedules, page 102

4.	We note your disclosure on pages 23-25 of your definitive proxy statement regarding a Variable Compensation Plan. It does not appear, however, that you have filed this plan as an exhibit to the Form 10-K. Please tell us how you concluded that you were not required to file the plan as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response – The Board of Directors of the Company approved, on May 30, 2006, a new cash incentive compensation structure for certain officers, including its named executive officers (the

“Executives”). A Current Report filed on Form 8-K disclosing the approval of this incentive compensation structure, which rewards the Executives for achieving a designated earnings per share threshold compared to its peer group, was filed on June 5, 2006. The incentive compensation structure was not evidenced by a formal plan document at the time of its initial approval by the Board of Directors, and neither the Board of Directors, nor its committees responsible for administration of compensation for the Executives, has adopted a formal plan document setting forth the incentive compensation structure. Since the structure is not set forth in a formal plan document, the Company has not filed a plan document as an exhibit to the Form 10-K or otherwise.

However, since 2007 the Company, in describing the incentive compensation structure as an element of executive compensation, has referred to it in its definitive proxy statements as the Variable Compensation Plan or the Variable Compensation Bonus Plan. In addition, all annual awards under the incentive compensation structure for the Executives have been disclosed in the Company’s proxy statements and in Current Reports filed on Form 8-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits 31.1 and 31.2

5.	We note that Exhibits 31.1 and 31.2 to the Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you omitted “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). In future flings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response – The parenthetical language will be included in future filings.

The following is the form of the disclosure that will be provided in our June 30, 2010 Form 10-Q, incorporating the significant items in our responses to comments 1 and 2 herein. We will provide similar disclosure in all future interim and annual filings.

Impaired Loans

Impaired loans are loans for which the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.

The Corporation uses an internal risk rating process for its commercial loans, commercial mortgages and construction loans, consisting of nine general classifications ranging from “excellent” to “loss.” Risk ratings are initially assigned to loans by the loan officers and are reviewed on a regular basis by loan review staff in the normal course of their loan review procedures. Risk rating allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

Larger balance commercial loans, commercial mortgages and construction loans with risk ratings of “substandard” or lower are individually reviewed for impairment under FASB ASC Section 310-10-35. A loan with a “substandard” credit rating is inadequately protected by the sound worth and paying capacity of the borrower or by the collateral pledged, if any. In addition, there exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt. Collection of principal may be collateral-intensive. Substandard credits are usually characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on secondary source.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. As of June 30, 2010 and December 31, 2009, the estimated fair value of substantially all of the Corporation’s impaired loans were measured based on the estimated fair value of the loan’s collateral. Collateral could be in the form of real estate in the case of impaired residential mortgages, commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. In many cases, commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the condition of the property; the Corporation’s experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others. In the absence of an updated appraisal, estimated fair values for real estate collateral are determined through the use of the original appraisal, in cases where a strong loan to value position exists, less formal broker price opinions, or discounted cash flows.

As of June 30, 2010 and December 31, 2009, approximately XX% of impaired loans secured by real estate were measured at estimated fair value using certified third-party appraisals that had been updated within 12 months. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

The recorded investment in loans that were considered to be impaired, as defined by FASB ASC Section 310-10-35, and the related allowance for loan losses is summarized as follows:

	June 30, 2010					December 31, 2009
	Recorded Investment		Related Allowance for Loan Loss			Recorded Investment	Related Allowance for Loan Loss
	(in thousands)

Performing loans	$	xxx,xxx	$	(xxx,xxx	)	$653,445	$(100,734)
Non-accrual loans		xxx,xxx		(xx,xxx	)	116,425	(26,247)

Total impaired loans	$	xxx,xxx	$	(xxx,xxx	)	$769,870	$(126,981)

As of June 30, 2010 and December 31, 2009 there were $XXX.X million and $295.6 million of impaired loans that did not have a related allowance for loan loss. The estimated fair values of the collateral for these loans, exceeded the carrying amount of the loans and, accordingly, no specific valuation allowance was considered to be necessary.

The average recorded investment in impaired performing loans during the three and six months ended June 30, 2010 was approximately $XXX.X million and $XXX.X million, respectively. The average recorded investment in impaired non-accrual loans during the three and six months ended June 30, 2010 was approximately $XXX.X million and $XXX.X million, respectively. For 2009, the average recorded investment in impaired performing loans and impaired non-accrual loans was approximately $492.6 million and $115.1 million, respectively.

The Corporation generally applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. For the three and six months ended June 30, 2010, the Corporation recognized interest income of approximately $XX.X million and $XX.X million on impaired loans, respectively. For 2009, the Corporation recognized interest income of approximately $26.5 million on impaired loans.

Fulton Financial Corporation hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.

Sincerely,

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer